

April 30, 2015

Via E-mail
Mr. Christopher D. Brady
President and Director
Chart Acquisition Corp.
555 5th Avenue, 19th Floor
New York, NY

> **Re: Chart Acquisition Corp.**
> **Schedule TO-T filed by Chart Acquisition Group LLC et al.**
> **Filed April 21, 2015**
> **File No. 005-87098**

Dear Mr. Brady:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   We note that a definitive proxy statement will be filed with respect to the merger with Tempus Applied Solutions, LLC prior to expiration of the offer. Please provide an analysis as to whether the filing of this definitive proxy statement, which relates to the exchange of untendered subject warrants for securities of another entity in the merger, is an arrangement to purchase subject warrants outside of the tender offer, within the meaning of Rule 14e-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Joshua N. Englard, Esq.
Ellenoff Grossman & Schole LLP